Exhibit 28m(4) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

9/30/11 – Institutional Service Shares renamed Service Shares

Amendment #1 to EXHIBIT A

to the

Distribution Plan

FEDERATED INCOME TRUST

Institutional Service Shares

This Amendment #1 to Exhibit A to the Distribution Plan is adopted as of the 15th day of November, 2007, by Federated Income Trust with respect to the Institutional Service Shares of the portfolios of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Institutional Service Shares of the portfolios of Federated Income Trust held during the month.

Witness the due execution hereof this 1st day of December, 2007.

FEDERATED INCOME TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President